FORM 4

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Check this box if no longer STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP subject to Section 16.Form 4
or Form 5 obligations may continue. Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol WESTVACO CORPORATION W						6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
									____Director _X_ Officer (give title below)	10% Owner Other (specify below)
(Last) STOVEKEN, JR.,	(First) JAMES	(Middle) E.	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####			4. Statement for Month/Year November 2001			Senior Vice President and Comptroller

(Street) One High Ridge Park						5.If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title Security (Instr. 3)			2. Trans-action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired(A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock (a)			11/27/01	M		1,268	A	$24.1250
Common Stock (a)			11/27/01	M		4,123	A	$24.25
Common Stock (a)			11/27/01	S		5,391	D	$28.4185	2,731	D
Common Stock (a)									23,861 (b)	I	Employee Stock Plan
Common Stock (a)									13,737 (c)	I	Employee Stock Plan BRP

FORM 4 (continued) Table II --- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right To Buy)	$24.13	11/27/01	M			1,268	6/17/92	12/17/01	Common Stock (a)	1,268		-0-
Employee Stock Option (Right To Buy)	$24.25	11/27/01	M			4,123	6/22/93	12/22/02	Common Stock (a)	4,123		-0-

Explanation of Responses:
See Exhibit 1

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/James E. Stoveken, Jr.	12/5/01
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date